FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Girod, Albert E. (Last) (First) (Middle) c/o IXI Corporation, 6845 Elm Street, Suite 400 (Street) McLean, VA 22101-6028 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol EDGAR Online, Inc (Nasdaq:EDGR) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year) November 11, 2002 5. If Amendment, Date of Original (Month/Day/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director              X          10% Owner
                        Officer                             Other (specify below)

Officer/Other Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	11/11/2002		S |	700 | D | $1.65		D
Common Stock	11/11/2002		S |	1,300 | D | $1.70		D
Common Stock	11/11/2002		S |	700 | D | $1.71		D
Common Stock	11/11/2002		S |	200 | D | $1.71		D
Common Stock	11/11/2002		S |	100 | D | $1.71		D
Common Stock	11/11/2002		S |	700 | D | $1.73		D
Common Stock	11/11/2002		S |	300 | D | $1.73		D
Common Stock	11/11/2002		S |	2,000 | D | $1.80		D
Common Stock	11/11/2002		S |	100 | D | $1.86		D
Common Stock	11/11/2002		S |	700 | D | $1.85		D
Common Stock	11/11/2002		S |	1,800 | D | $1.85		D
Common Stock	11/11/2002		S |	1,900 | D | $1.90		D
Common Stock	11/11/2002		S |	100 | D | $1.90		D
Common Stock	11/11/2002		S |	2,000 | D | $2.10		D
Common Stock	11/11/2002		S |	500 | D | $2.25		D
Common Stock	11/11/2002		S |	200 | D | $2.00		D
Common Stock	11/11/2002		S |	1,000 | D | $2.00		D
Common Stock	11/11/2002		S |	1,600 | D | $1.95		D
Common Stock	11/11/2002		S |	400 | D | $1.95	1,692,850	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1475 (08-02)

Girod, Albert E. - November 11, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date (Month/Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed (D) of (Instr. 3,4 and 5)	6. Date Exercisable and Expiration Date (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/Albert E Girod November 12, 2002 ** Signature of Reporting Person Date Page 2 SEC 1475 (08-02)